CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)
Ordinary Shares with no par value	54,209,000	$ 12.51	$ 678,078,968	$ 78,589
Tradable Subscription Rights to subscribe for Ordinary Shares	104,204,861	$ 0	$ 0	$ 0

(1)	This pricing supplement relates to offers and sales of the rights and ordinary shares in the United States.

(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate is based on the subscription price of € 11.65 per ordinary share and an exchange rate of $ 1.0737 per Euro, the foreign exchange reference rate of Euro for U.S. dollars set by the European Central Bank on March 17, 2017.

(3)

The registration fee has already been paid upon filing of the prospectus supplement dated March 20, 2017 pursuant to Rule 424(b)(2) to the prospectus dated April 27, 2016, contained in the Registration Statement on Form F-3 No. 333-206013.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-206013

PRICING SUPPLEMENT
(To Prospectus Supplement dated March 20, 2017 and to Prospectus dated April 27, 2016)

Deutsche Bank Aktiengesellschaft

Offering of up to 1,375,000,000 Rights for up to 687,500,000 Ordinary Shares

Subscription Price: € 11.65 per Ordinary Share

In our rights offering, an aggregate of 680,109,144 of our ordinary shares (which we refer to as the new shares) was subscribed for at a subscription price of € 11.65 per ordinary share. 7,390,856 new shares, including new shares for which rights were not validly exercised, comprising an aggregate of 7,338,493 new shares, plus an amount of new shares for which the subscription rights were excluded (which we refer to as the share fractional amount), based on the number of our own shares that we held as of the evening of March 20, 2017, comprising an aggregate of 52,363 new shares, have been sold on behalf of the underwriters outside of the United States in open market transactions through sales on the Xetra portion of the Frankfurt Stock Exchange at average price of € 15.5015 per new share.

All new shares are registered shares with no par value and are of the same class as our existing ordinary shares.

Our shares trade on the New York Stock Exchange under the ticker symbol DB and the Frankfurt Stock Exchange as well as the regulated markets of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart under the symbol DBK. On April 6, 2017 the closing price of our shares was $ 16.60 per share on the New York Stock Exchange and € 15.68 per share on the Frankfurt Stock Exchange (Xetra).

Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page S-12 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

	Rights Offering	Open Market Transactions
Price Per Ordinary Share	€ 11.65	€ 15.5015
Discounts & Commissions Per Ordinary Share	€ 0.2051	€ 0.2051
Proceeds Per Ordinary Share to Deutsche Bank AG(1)	€ 11.4449	€ 15.2964
Total Proceeds to Deutsche Bank AG(1)	€ 7,783,781,142(2)	€ 113,053,490(3)

(1)	This amount does not include any applicable taxes or payment of expenses relating to the offering.
(2)	Based on 680,109,144 new shares subscribed for in the rights offering.
(3)	Based on 7,390,856 new shares sold in open market transactions.

We expect the new shares to be listed on the Frankfurt Stock Exchange and the New York Stock Exchange on or before April 7, 2017, and expect to deliver the new shares to our shareholders participating through our U.S. registrar, Computershare, or who hold their shares through DTC, on or about April 11, 2017, and to shareholders who hold their shares directly through Clearstream on April 7, 2017. We expect to deliver new shares that were not subscribed during the subscription period or that were excluded from subscription rights on or about April 11, 2017.

This pricing supplement and the accompanying prospectus supplement and prospectus may be used in connection with the offer and sale of new shares for which rights have not been exercised.

Sole Global Coordinator and Bookrunner

Deutsche Bank Aktiengesellschaft

Joint Bookrunners

Credit Suisse		Barclays	Goldman Sachs International

BNP PARIBAS	COMMERZBANK	HSBC	Morgan Stanley	UniCredit Bank AG

BBVA	Banco Santander	Crédit Agricole CIB	ING	Mediobanca

Natixis	Raiffeisen Centrobank	RBC Capital Markets	Société Générale Corporate & Investment Banking
Co-Lead Managers
ABN AMRO	Bankhaus Lampe	BIL	CaixaBank
Erste Group	ICBC	KBC Securities	Macquarie Capital
Mizuho International plc	Nordea	SEB	SMBC Nikko

The date of this Pricing Supplement is April 7, 2017.

Exchange Rates and U.S. Dollar Subscription Price

From March 1, 2017 to April 7, 2017, the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) reached a high of $ 1.0889 and a low of $ 1.0514. For purposes of this offering, we have used the ECB Reference Rate to determine the exchange rate at which U.S. dollars are to be converted into Euros to exercise rights to subscribe for new shares. The ECB Reference Rate is fixed and reported daily and can thus be used to translate U.S. dollars into Euros on the date of the closing in Germany. On April 7, 2017, the ECB Reference Rate was $ 1.0630 = € 1.00. The final U.S. dollar subscription price for U.S. shareholders exercising their rights in the rights offering is $ 12.38395 per new ordinary share, or € 11.65 at the ECB Reference Rate on April 7, 2017.

Net Proceeds

The net proceeds of the rights offering and the sale of the new shares on the open market (before applicable taxes relating to the offering) are expected to be approximately € 7.9 billion after deduction of commissions, fees and estimated expenses of approximately € 148 million.

Share Capital and Shares

As of April 6, 2017, our share capital amounted to € 5,290,939,215.36 consisting of 2,066,773,131 no par value ordinary registered shares, each representing a notional value of € 2.56 in our share capital and carrying full dividend rights.

4,483,024 ordinary shares, representing € 11,476,541.44 of our share capital, were held by or on behalf of us or one of our subsidiaries as of April 5, 2017. All of our issued ordinary shares are fully paid up.

Price History of Our Ordinary Shares

Our shares have been admitted to the regulated market (Regulierter Markt) and the sub-segment of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as to the regulated market of the six other German stock exchanges (Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart). In addition, our shares are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales price for our shares on the Frankfurt Stock Exchange and the New York Stock Exchange.

	Price per share in Euros on the Frankfurt Stock Exchange (Xetra)		Price per share in U.S. Dollars on the New York Stock Exchange
	High	Low	High	Low
March 2017	17.45	15.35	18.45	16.41
April 2017 (through April 6)	15.70	15.60	16.70	16.50

The closing price per share on April 6, 2017 was € 15.68 on the Frankfurt Stock Exchange (Xetra) and $ 16.60 on the New York Stock Exchange.

Share Fractional Amount

Treasury shares were not allocated rights in the rights offering. The share fractional amount is based on the number of our own shares that we held as of the evening of March 20, 2017. The share fractional amount corresponded to 52,363 new shares.

Underwriters’ Activities

From March 21, 2017 to 5:00 p.m. New York time on April 6, 2017:

•	no securities were bought by the underwriters in stabilization transactions;

•	the underwriters purchased 186,926,616 rights and sold 120,858,000 rights in the open market and exercised 54,736,884 rights, yielding approximately 27,368,442 new ordinary shares;

•	in addition, the underwriters purchased 228,875,425 ordinary shares in the open market at prices ranging from € 11.65 to € 18.49 and $ 13.30 to $ 18.00; and

•	the underwriters sold 208,567,978 ordinary shares at prices ranging from € 15.56 to € 18.49 and $ 10.80 to $ 19.13.

Transactions above include both market-making and proprietary transactions.